Exhibit 99.1

news release

Encana Announces Expiration of Tender Offer and Consent Solicitation for 5.80% Notes Due 2014

Calgary, Alberta March 28, 2014

Encana Corporation (TSX:ECA)(NYSE:ECA) announced the expiration of the tender offer and consent solicitation, commenced by its wholly-owned subsidiary, Encana Acquisition ULC, relating to the 5.80% Notes due May 1, 2014 (CUSIP / ISIN Numbers 292506AA0 / US292506AA00) (the “Notes”) issued by Encana Holdings Finance Corp. (the “Issuer”). The tender offer and consent solicitation expired at 10:00 a.m., New York City time, on March 28, 2014.

The Purchaser received the required consents from holders to approve the proposed amendments to the indenture under which the Notes were issued. The Issuer, Encana Corporation, as guarantor, and Deutsche Bank Trust Company Americas, the trustee under the indenture governing the Notes, intend to execute a supplemental indenture containing the proposed amendments promptly following the acceptance for purchase of a majority in aggregate principal amount of the outstanding Notes pursuant to the terms of the tender offer and consent solicitation, which is expected to be on or about March 31, 2014. The supplemental indenture will thereafter be binding on all holders of the Notes, including holders whose Notes were not purchased in the tender offer.

The Issuer has issued a notice of redemption to redeem any and all of the Notes not tendered in the tender offer.

Barclays Capital Inc. acted as the Dealer Manager and Solicitation Agent and D.F. King & Co. acted as the Tender Agent and Information Agent for the transaction.

Encana Corporation

Encana Corporation (“Encana”) is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

FOR FURTHER INFORMATION PLEASE CONTACT:

Encana Corporation—Investor contact

Lorna Klose

Investor Relations

(403) 645-6977

Patti Posadowski

Investor Relations

(403) 645-2252

Brian Dutton

Investor Relations

(403) 645-2285

Encana Corporation—Media contact

Jay Averill

Media Relations

(403) 645-4747

SOURCE: Encana Corporation

Encana Corporation